Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Winning in consumer markets

The residential market for communications and entertainment services continues to change, largely driven by new technologies, new competitors and growing consumer demand for new services with ever-greater reliability, ease-of-use and integration.  In this interview, Scott Helbing, SBC senior vice president – Consumer Marketing, talks about our plans for succeeding in a market that continues to grow even as it moves in directions no one could have anticipated just a few years ago.

Q. Why is the AT&T merger good news for residential customers?

Once we combine the two companies, we will be able to bring the AT&T enterprise product innovations and services down market to consumers and small businesses.  The ability to bring solutions from one market segment to others is especially important as the telecommunications industry continues to go through a period of substantial change, largely driven by IP-based services.  The company we are creating will be in a better position to bring customers the benefits of these new services faster.

Q. How will the deal affect competition in the consumer market?

AT&T has announced that it will stop marketing to residential customers, and that’s one reason why this merger will create even more competition and choices for consumers both in and out of region.  For example, once the merger closes, we will use AT&T’s CallVantage service to compete, especially in our out-of-region markets.  We’ve already signed an agreement with Covad, effective after the merger closes, to provide broadband service outside of our footprint so that we can offer a compelling VoIP-DSL bundle.

Q. How can we convince policymakers that the deal will be good for competition?

We’re explaining to them that our markets are open and irreversibly competitive.  Just look at the typical home today – there’s more than one connection.  In addition to our services, customers can choose from providers who offer broadband, wireless, cable, and more.  Competition is also the law.  The same detailed safeguards that exist today will continue to exist after the merger.

Q. What will happen to AT&T’s remaining consumer customers?  Will the new company serve them?

Although AT&T stopped marketing to residential customers a year ago, it still has local and long distance customers nationwide.  We intend to serve those customers.  We’re still finalizing our plans and cannot take any actions until the merger closes, but those customers should know that we plan to serve them well.

Q. Will we keep AT&T’s brand?

We have not yet made a final decision, but we are very aware of the value, heritage and strength of the AT&T brand, one of the most widely recognized and respected names in the world. It will certainly be part of the new company’s future.

Q. How will the merger affect our VoIP strategy?

We have the right strategy today and for the future. SBC has already invested heavily in the development of its own suite of VoIP and other IP-enabled services for business customers, and intends to expand the range of VoIP services it provides – including using AT&T’s CallVantage platform to roll out VoIP services to the mass market.  SBC is committed to consumer VoIP, but our research shows that today, VoIP adoption is being driven by price, not technology.  Consumers want low cost and unlimited local and long distance service at a flat rate.  SBC already offers that.  We have great values in our bundles of traditional circuit-switched local and long distance services, and consumers who do the math quickly see the values, choices and convenience of our bundles.

Q. Where does wireless fit into our strategy?

Obviously, wireless is a huge competitive opportunity for us – something most cable systems do not have today.  We will be able to deliver feature-rich IP voice, integrated with our wireless service. Today we do this with services such as Unified Communications, which serves as a single mailbox for all messages, including wireless, wireline, e-mail and fax.  In the future, we’ll extend our popular SBC Yahoo! experience beyond the PC to Cingular wireless phones.  This will give customers features such as combined address books.  Eventually, we’ll have a single handset for VoIP service that works on both wireless and wireline networks.

Q. How does the AT&T Wireless acquisition help with your strategy?

The Cingular-AT&T Wireless merger greatly enhances our ability to execute on our wireless/wireline integration strategy.  The combined company has an extensive national reach, covering all of the nation’s top 100 markets.  Additionally, increased wireless spectrum in key markets enables enhanced service quality, as well as development and delivery of higher-bandwidth wireless data services.

Q. What does true integration and anytime access to data on any device really mean?

The goal is to provide customers with seamless access to voice and data applications anytime, anywhere, whether at home, work or on the road or via Wi-Fi, BlackBerry handheld, or wireless phone.  Some industry analysts refer to the “digital living room” vision of the future.  We believe that consumers want a digital lifestyle –high-quality, easy-to-use, reliable communications and entertainment services that revolve around them, not the other way around.  This is the vision for our new portfolio of integrated solutions which we’ll market under the U-Verse brand.

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc.,

Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.